  Exhibit 1.1

PURCHASE AND SALE

AGREEMENT

BY AND BETWEEN

CALLON PETROLEUM OPERATING COMPANY

AND

CIECO ENERGY (US) LIMITED

FOR A FIFTY PERCENT INTEREST IN FEDERAL LEASES

COVERING GARDEN BANKS BLOCKS 738, 782, 785, 826 AND 827

AS TO CERTAIN DEPTHS

DATED FEBRUARY 11, 2008

INDEX

ARTICLE 1. DEFINITIONS		1
1.1	Definitions.	1

ARTICLE 2. SALE OF ACQUIRED PROPERTIES		9
2.1	Sale and Purchase.	9
2.2	Purchase Price.	9

ARTICLE 3. DEPTH PROVISIONS AND TITLE REVIEW		10
3.1	Depth Provisions.	10
3.2	Review of Title Records.	11

ARTICLE 4. CONDITION OF ACQUIRED PROPERTIES		11
4.1	Waiver.	11

ARTICLE 5. ACCOUNTING		11
5.1	Expenses and Capital Expenditures	11
5.2	Taxes.	12
5.3	Settlement Expenses.	12

ARTICLE 6. LOSS, CASUALTY AND CONDEMNATION		12
6.1	Notice of Loss.	12
6.2	Casualty Loss.	12

ARTICLE 7. ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES		13
7.1	Opportunity for Review.	13
7.2	Seller’s Non-Environmental Indemnity Obligation.	13
7.3	Seller’s Environmental Indemnity Obligation.	13
7.4	Limitations on Seller’s Environmental Indemnities.	14
7.5	Notice of Claims.	14
7.6	Defense of Claims.	14
7.7	Waiver of Certain Damages.	15

ARTICLE 8. DISCLAIMERS		15
8.1	Disclaimers.	15
8.2	Disclaimer of Statements and Information.	16

ARTICLE 9. SELLER’S REPRESENTATIONS AND WARRANTIES		16
9.1	Seller’s Representations and Warranties.	16

ARTICLE 10. BUYER’S REPRESENTATIONS AND WARRANTIES		18
10.1	Buyer’s Representations and Warranties.	18

ARTICLE 11. ADDITIONAL COVENANTS		20
11.1	Buyer’s Assumption of Obligations.	20
11.2	Asbestos and NORM.	20

i

11.3	Plugging and Abandonment.	20
11.4	Sales Tax.	20
11.5	Third Party Technology.	21
11.6	BP Acquisition Agreement.	21
11.7	Additional Contracts.	21
11.8	ORRI.	22
11.9	Exclusivity.	22
11.10	Notification of Breaches Until the Closing.	22

ARTICLE 12. CONDITIONS PRECEDENT TO CLOSING		23
12.1	Conditions Precedent to Seller’s Obligation to Close.	23
12.2	Conditions Precedent to Buyer’s Obligation to Close.	24
12.3	Conditions Precedent to Obligation of Each Party to Close.	25

ARTICLE 13. THE CLOSING		25
13.1	Closing.	25
13.2	Seller’s Obligations at Closing.	26
13.3	Buyer’s Obligations at Closing.	26

ARTICLE 14. TERMINATION		27
14.1	Grounds for Termination.	27
14.2	Effect of Termination.	28
14.3	Dispute over Right to Terminate.	28
14.4	Confidentiality.	28

ARTICLE 15. ARBITRATION		28
15.1	Arbitration.	28

ARTICLE 16. MISCELLANEOUS		30
16.1	Notices.	30
16.2	Costs and Post-Closing Consents.	30
16.3	Brokers, Agents and Finders.	31
16.4	Records.	31
16.5	Further Assurances.	31
16.6	Survival of Certain Obligations	32
16.7	Amendments and Severability.	32
16.8	Successors and Assigns.	32
16.9	Headings.	33
16.10	Governing Law.	33
16.11	No Partnership Created.	33
16.12	Public Announcements.	33
16.13	No Third Party Beneficiaries.	33
16.14	Waiver of Consumer Rights.	33
16.15	Redhibition Waiver.	34
16.16	UTPCPL Waiver.	34
16.17	Not to be Construed Against Drafter.	34
16.18	Indemnities and Conspicuousness of Provisions.	35

16.19	Recordation.	35
16.20	Execution in Counterparts.	35
16.21	Entire Agreement.	35
16.22	Strategic Relationship	35

EXHIBITS

EXHIBIT “A” -	ACQUIRED PROPERTIES

EXHIBIT “B” -	EXCLUDED PROPERTIES

EXHIBIT “C” -	FORM OF GUARANTY

EXHIBIT “D” -	ASSIGNMENT AND BILL OF SALE (Parish Form)

EXHIBIT “E” -	CERTIFICATE

EXHIBIT “F” -	NON-FOREIGN CERTIFICATE

EXHIBIT “G” -	FORM OF ASSIGNMENT OF OPERATING RIGHTS

EXHIBIT “H” -	OPERATING AGREEMENT

EXHIBIT “I” -	CREDIT AGREEMENT

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) dated February 11, 2008,  is between Callon Petroleum Operating Company, a Delaware corporation, with an office at 200 North Canal Street, Natchez, Mississippi 39120 (“Seller”) and CIECO Energy (US) Limited, a Delaware corporation, with an office at 5555 San Felipe, Suite 620, Houston, Texas 77056 (“Buyer”)  (with Seller and Buyer being individually, a “Party” and collectively, the “Parties”.)

WHEREAS, Seller desires to sell and deliver to Buyer, and Buyer desires to purchase and accept an undivided fifty (50%) percent interest in certain oil and gas properties and related assets; and

WHEREAS, the Parties have reached agreement regarding the sale and purchase.

NOW, THEREFORE, for and in consideration of the mutual covenants herein, the Parties agree to all the terms and conditions in this Agreement:

ARTICLE 1.  DEFINITIONS

1.1. Definitions.

Unless provided otherwise in this Agreement, each capitalized term in this Agreement has the meaning given to it in this Article.  All defined terms include the singular and the plural.  All references to Articles refer to Articles in this Agreement, and all references to Exhibits refer to the Exhibits attached to and made a part of this Agreement.  When a term is defined as one part of speech (e.g., noun), any other part of speech (e.g., verb) with respect to the term has a comparable meaning.

1.1.1.	“AAA” has the meaning given it in Article 15.1.

1.1.2.
“Acquired Depths” means all depths from the surface to the stratigraphic equivalent of the top of the Miocene formation. Until a better definition of such stratigraphic equivalent is obtained pursuant to Article 3.1, the top of the Miocene Formation shall be deemed to be the respective depths under the Leases as set out in Article 3.1.

1.1.3.	“Acquired Properties” means the operating rights interests described in Exhibit “A”, together with an undivided fifty percent (50%) interest in the Units, Contracts, and Miscellaneous Property.

1.1.4.	“Additional Consideration” has the meaning given such term in Article 2.2.

1.1.5.	“Adjusted Cash Purchase Price” has the meaning given such term in Article 2.2.

1.1.6.
“Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the entity specified.  For the purpose of this definition, the term “control” means ownership of fifty (50%) or more of voting rights (stock or otherwise) or ownership interest.

1.1.7.	“Agreement” has the meaning given such term in the introductory paragraph.

1.1.8.
“Allocated to the Entrada Field” means all BOE produced and exported from the Entrada Field.   In the event that agreement is reached to develop the Entrada Field sands within the Little Gem Field, this definition shall include any BOE produced and exported from the Entrada Field sands allocable to the Little Gem Field, excluding however, (i) BOE allocable to any working interest of ConocoPhillips Company and Devon Energy Production Company, L.P., their successors and assigns, in any such production and/or (ii) BOE allocable to any overriding royalty interest retained by or assigned to either or both ConocoPhillips Company and Devon Energy Production Company, their successors and assigns, in any such production, in either (i) or (ii) arising from a production sharing or agreement of similar effect entered into by the parties to the Little Gem Agreement, their successors and assigns.

1.1.9.
“Arbitrable Dispute” means, except as set forth below, any and all disputes, claims, counterclaims, demands, causes of action, controversies and other matters in question arising out of or relating to this Agreement or alleged breach hereof, or relating to matters that are the subject of this Agreement or the relationship between the Parties under this Agreement, regardless of whether (a) extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by Law or otherwise, or (d) would result in damages or any other relief, whether at law, in equity or otherwise; provided that “Arbitrable Dispute” does not include disputes that by the terms of this Agreement  relate to breach of confidentiality obligations.

1.1.10.	“Assignment and Bill of Sale” means a document in the form of Exhibit “D”.

1.1.11.	“Assignment of Operating Rights” means a document in the form of Exhibit “G”.

1.1.12.
“BOE” means oil equivalent barrels; as to oil and liquid hydrocarbons, one BOE shall be forty two (42) gallons of liquid, and as to gas, one BOE shall be five and eight tenths (5.8) thousand standard cubic feet.

1.1.13.	“BOE Threshold” means thirty million BOE.

1.1.14.	“BP” means BP Exploration & Production, Inc.

1.1.15.
“BP Acquisition Agreement” means that certain Purchase and Sale Agreement between BP and Callon Petroleum Operating Company dated March 8, 2007, pursuant to which Seller acquired a portion of the Properties.

1.1.16.
“Business Day” means a Day, other than a Saturday or a Sunday, when federally chartered banks in the State of Texas are generally open for business during the time period between 8:00 a.m., Central Time and 4:00 p.m., Central Time.

1.1.17.	“Buyer” has the meaning given such term in the introductory paragraph.

1.1.18.
“Buyer Group” means each and all of:  (a) Buyer and its officers, directors, agents, consultants and employees, and (b) Buyer’s Affiliates and their officers, directors, agents, consultants and employees.

1.1.19.	“Cash Purchase Price” has the meaning set forth in Article 2.2.

1.1.20.
“Casualty Loss” means physical damage to the Acquired Properties that: (a) occurs between the Effective Accounting Date and Closing; (b) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment and infrastructure, downhole failure (including: (i) failures arising or occurring during drilling or completing operations; (ii) junked or lost holes; or (iii) sidetracking or deviating a well) or reservoir changes; and (c) exceeds one million United States dollars (US $1,000,000).

1.1.21.	“Certificate” means a document in the form of Exhibit “E”.

1.1.22.	“Claim Notice” means a notice of Claim provided in accordance with Article 7.5.

1.1.23.	“Claimant” has the meaning set forth in Article 15.1.

1.1.24.
“Claims” means any and all claims of any kind or character, including demands, suits, causes of action, rights of action, regulatory actions, losses, risk of losses, impairment of rights, damages, liabilities, subordinations, fines, or penalties and all expenses and costs (including reasonable attorneys’ fees and costs of litigation) associated therewith, whether known or unknown, direct or indirect, and whether an Environmental Claim or a Non-Environmental Claim, that are brought by, on behalf of or owed to a third party.  The term “third party” (whether or not capitalized) means any person or entity, governmental or otherwise, other than Seller and Buyer; provided that a Claim against a Party by an officer, director or employee of that Party, an Affiliate of that Party, or any officer, director or employee of such an Affiliate shall not be a Claim brought by or owed to a “third party”.

1.1.25.
“Close” or “Closing” means consummation of transfer of title to the Acquired Properties from Seller to Buyer, including execution and delivery of all documents and other consideration as provided in this Agreement.

1.1.26.
“Closing Date” means the later of (i) February 29, 2008 or (ii) ten (10) Days after satisfaction or waiver of the conditions precedent in Articles 12.1.3, 12.2.3, 12.2.4 and 12.2.5 or such other date mutually agreed by the Parties.

1.1.27.	“Closing Statement” refers to the document described in Article 13.1.

1.1.28.	“Confidentiality Agreement” means the Confidentiality Agreement dated October 10, 2007, between Seller and Buyer relating to the Acquired Properties.

1.1.29.	“Contracts” has the meaning given such term in the definition of Properties.

1.1.30.
“Credit Agreement” means a credit agreement between Buyer, or its designee(s), as lender, and Seller, or its designee, as borrower, to be discussed in good faith and agreed upon prior to Closing generally based on the form attached  as Exhibit “I”.

1.1.31.	“Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.

1.1.32.	“Defensible Title” means such title, free and clear of any lien, security interest, pledge, charge, privilege, encumbrance, claim or title defect, except for any Permitted Encumbrance, that

(a)
entitles Seller to receive, as of the Effective Date, not less than the Net Revenue Interests of all oil, gas and associated liquid and gaseous hydrocarbon substances produced, saved and marketed from the wells or units set forth in the table on Exhibit “A”; and

(b)
obligates Seller to bear, as of the Effective Date, not greater than the Working Interest share of costs and expenses associated with ownership, operation, maintenance and repair of the wells or units set forth on Exhibit “A”.

1.1.33.	“Effective Accounting Date” means January 1, 2008.

1.1.34.	“Effective Date” as to the Acquired Properties means the Closing Date.

1.1.35.
“Entrada Field” means the stratigraphic equivalents of the following sands (references to “ms sands” are to the same depth sands as presented to Buyer in Seller’s offering materials, to which reference is here made) to the extent such sands underlie Garden Banks Blocks 782 and 738 (but excluding the Little Gem Field):

(i)
4300 ms sands, 4700 ms sands, 4800 ms sands, 4850 ms sands, 5350 ms sands, 5400 ms sands and 5,800 ms sands, which sands were found in temporarily abandoned wells #1 and #2 and sidetracks drilled on Garden Banks Block 782; and

(ii)	3,500 ms sands, 3,700ms sands and 4000ms sands not found in the wells referenced in (i) but which are identified on seismic reflectors shown by seismic information furnished by Seller to Buyer.

1.1.36.	“Environmental Claims” means all Claims based on breach of Environmental Laws.

1.1.37.	“Environmental Condition” means an individual adverse environmental condition associated with the Acquired Properties that is not in compliance with the then existing Environmental Laws.

1.1.38.
“Environmental Laws” means any and all Laws that relate to: (a) prevention of pollution or environmental damage; (b) removal or remediation of pollution or environmental damage; or (c) protection of the environment.

1.1.39.	“Excluded Properties” means the properties set forth in Exhibit “B” or otherwise excepted, reserved or retained by Seller under the terms of this Agreement.

1.1.40.	“Guaranty” means a guaranty in substantially the same form as that of Exhibit “C”.

1.1.41.	“Including”, whether or not capitalized, means including without limitation.

1.1.42.	“Indemnified Party” has the meaning set forth in Article 7.5.

1.1.43.	“Indemnifying Party” has the meaning set forth in Article 7.5.

1.1.44.
“Laws” means any and all applicable laws, statutes, codes, constitutions, ordinances, permits, licenses, authorizations, agreements, decrees, orders, judgments, rules, regulations or practices  that are promulgated, issued or enacted by a governmental entity or authority having appropriate jurisdiction of the Properties or the Parties.

1.1.45.	“Leases” means the five federal offshore oil and gas leases identified and described in Exhibit “A”.

1.1.46.
“Little Gem Agreement” means that certain letter agreement dated August 31, 2007, from ConocoPhillips Company and accepted by Seller and Devon Energy Production Company, L.P. relating to the Little Gem Prospect (as referenced in such letter agreement), a copy of which is in the possession of Seller and Buyer.

1.1.47.	“Little Gem Field” means the Contract Area defined in the Little Gem Agreement.

1.1.48.	“Miscellaneous Property” has the meaning given to such term in the definition of Properties.

1.1.49.	“MMS” means the Minerals Management Service of the United States Department of the Interior or any successor agency thereto.

1.1.50.
“Net Revenue Interests” means the “Net Revenue Interests” set forth in Exhibit “A”. A Net Revenue Interest, with respect to any Lease, means the interest in and to all production of oil, gas, and other hydrocarbons produced, saved, and sold from or allocated to such Lease, after giving effect to all valid royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.

1.1.51.	“Non-Environmental Claims” means all Claims, except for Environmental Claims.

1.1.52.	“Non-Foreign Certificate” means a document in the form of Exhibit “F”.

1.1.53.	“Operating Agreement” means that certain Offshore Operating Agreement between Seller, as operator, and Buyer, as non-operator, in substantially the same form and substance as Exhibit “H”.

1.1.54.	“ORRI” means, as to any Lease, any overriding royalties, production payments, net profits interests or other burdens on production other than the lessor’s royalty in existence as of the Closing Date.

1.1.55.	“Parties” has the meaning given it in the introductory paragraph of this Agreement.

1.1.56.	“Party” has the meaning given it in the introductory paragraph of this Agreement.

1.1.57.	“Permitted Encumbrances” means any and all:

(a)           royalties, overriding royalties, sliding scale royalties, production payments, reversionary interests, convertible interests, net profits interests and similar burdens encumbering the Properties to the extent the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interests, as of the Effective Date, to less than that set forth in Exhibit “A” or increase the Working Interests, as of the Effective Date, above that set forth in Exhibit “A” (provided the remaining interest of Seller after conveying the Acquired Properties to Buyer shall bear all ORRI);

(b)           rights to consent by, required notices to, and filings with a governmental entity or authority associated with the conveyance of the Acquired Properties;

(c)           rights reserved to or vested in a governmental entity having jurisdiction to control or regulate the Acquired Properties in any manner whatsoever, and all Laws of such governmental entities or authorities;

(d)           easements, rights-of-way, servitudes, sub-surface leases, equipment, pipelines, utility lines on, over and through the Acquired Properties;

(e)           terms and conditions of unitizations, communitizations, poolings, affecting the Acquired Properties and the Contracts;

(f)           such defects or irregularities in the title to the Acquired Properties that do not materially interfere with the ownership, operation, value or use of the Acquired Properties affected thereby and that would not be considered material when applying general standards in the oil and gas industry.

1.1.58.
“PHA” means that certain Deepwater Production Handling and Operating Services Agreement dated effective April 18, 2007, between ConocoPhillips et al as facility owner and Seller, as producer, covering handling of production produced from the Leases.

1.1.59.	“Properties” means the following:

(a)
all oil and gas leasehold interests  that are attributable to the Acquired Depths under the Leases, but excluding record title to all depths and operating rights and the production of oil, gas and other hydrocarbon substances attributable thereto;

(b)
all unitization, communitization and pooling declarations, orders and agreements (including all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any governmental entity having jurisdiction) to the extent they relate to the Acquired Depths under any of the Leases, or the production of oil, gas or other hydrocarbon substances attributable thereto (“Units”);

(c)
the product sales contracts, processing contracts, gathering contracts, transportation contracts, easements, rights-of-way, servitudes, subsurface leases, farm-in and farm-out contracts, areas of mutual interest, operating agreements, balancing contracts and other contracts, agreements and instruments listed on Schedule 9.1.7 (or permitted under Article 9.1.7) to the extent they relate to the Acquired Depths under any of the Leases, or the production of oil, gas or other hydrocarbon substances attributable thereto (“Contracts”); and

(d)
all personal property, improvements, fixtures and other appurtenances, to the extent situated upon and exclusively used, or situated upon and held exclusively for use, by Seller in connection with ownership, operation, maintenance or repair of the Leases as to the Acquired Depths, or production of oil, gas or other hydrocarbon substances attributable thereto, including all wells (whether producing, shut-in, injection, disposal, water supply or plugged and abandoned), gathering and processing systems, platforms, pipelines, compressors, meters, tanks, equipment, machinery, tools, permits and licenses related thereto (“Miscellaneous Property”).

1.1.60.	“Purchase Price” has the meaning given such term in Article 2.2.

1.1.61.
“Real Properties” means those Properties consisting of interests in oil and/or gas,  as reserves in place, or otherwise classified as real or immovable property under applicable property Law and shall include the Leases insofar as the leases cover the Acquired Depths.

1.1.62.
“Records” means, except as excluded under the terms of this Agreement, Seller’s records and files to the extent related to the Acquired Properties; provided, however, Buyer acknowledges that Seller images and retains Records in electronic format, and may provide imaged or electronic Records rather than hard copies, and further provided that “Records” shall not include: (i) Seller’s general corporate books, records and files, even if containing references to the Acquired Properties; (ii) books, records and files which are not transferable or cannot be disclosed under the terms of any third-party agreement or any Law; (iii) information entitled to legal privilege, including attorney work product and attorney-client communications and information relating to litigation and claims retained by Seller; (iv) Seller’s interpretative data, cores, geological and geophysical data, reserve data and seismic, (v) personnel information; (vi) income tax information; (vii) records relating to the sale of the Acquired Properties, including proposals received from third parties and records of negotiations with and economic analyses associated therewith; and (viii) any books, records or files constituting “Excluded Properties.”

1.1.63.	“Respondent” has the meaning set forth in Article 15.1.

1.1.64.	“Sales Tax” means any and all transfer, sales, gross receipts, compensating use, use or similar taxes, and any associated penalties and interest.

1.1.65.	“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

1.1.66.
“Seller Group” means each and all of:  (a) Seller and its officers, directors, agents, consultants and employees; and (b) Seller’s Affiliates and their officers, directors, agents, consultants and employees.

1.1.67.	“Third Party” has the meaning given to it in the definition of “Claims” above.

1.1.68.	“Units” has the meaning given such term in the definition of Properties.

1.1.69.
“Working Interests” means the “Working Interests” set forth in Exhibit “A”. A Working Interest, with respect to any Lease, means the interest in and to such Lease that is burdened with the obligation to bear and pay costs of operations on or in connection with such Asset, but without regard to the effect of any valid royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.

ARTICLE 2. SALE OF ACQUIRED PROPERTIES

2.1.	Sale and Purchase.

On the Closing Date, but effective as of the Effective Date, and upon the terms and conditions of this Agreement: (a) Seller shall sell, assign and convey the Acquired Properties to Buyer; and (b) Buyer shall purchase and accept the Acquired Properties from Seller.

2.2.	Purchase Price.

Subject to adjustments in accordance with this Agreement, the cash portion of the purchase price shall be One Hundred Fifty-Five Million Dollars (US $155,000,000.00) (“Cash Purchase Price”), payable in full at Closing in immediately available funds. As additional consideration (“Additional Consideration”) to Seller, upon Closing (x) Buyer shall  assume and pay when and if due one-half of the contingent $40,000,000.00 payment owing by Seller to BP pursuant to Article 2.3 of the BP Acquisition Agreement and (y) for production, if any, measured at the inlet flange of the export pipeline at the production handling facility described in the PHA which is Allocated to the Entrada Field during the period from the Closing Date through December 31, 2018, in excess of the BOE Threshold, Buyer will pay to Seller an additional sum of $2.50 per BOE. Notwithstanding the foregoing sentence, once the BOE Threshold has been reached, no payment shall be due or payable for any calendar quarter thereafter in which the average New York Mercantile Exchange price per barrel of crude for West Texas Intermediate for such calendar quarter is $20.00 or less. Once the BOE Threshold has been reached but subject to the preceding sentence, each calendar quarter thereafter Seller shall submit to Buyer a statement for BOE so allocated during the quarter qualifying for the payment, along with sufficient detail to enable Buyer to verify the volumes and amount, if any, owing, along with Seller’s invoice. Buyer shall pay proper invoices within thirty days of receipt, subject to the right of Buyer to review, inspect and/or audit the records of Seller to verify the exported or allocated amount (and to withhold payment until it has verified the exported or allocated amount).

The Cash Purchase Price shall be adjusted as follows:

(a)
Increased by fifty percent (50%) of capital expenditures incurred and paid by Seller on and before the Effective Accounting Date (and fifty percent (50%) of overhead properly chargeable with respect to such capital expenditures under the Operating Agreement), such expenditures being part of the gross capital expenditure estimate of $300.2 million relating to the five authorities for expenditure attached hereto as Schedule 2.2 (a). Such reimbursement is estimated to be fifty percent (50%) of $18.8 million, but prior to payment shall be subject to verification by Buyer of adequate evidence of procurement and payment which evidence shall be furnished to Buyer at least fifteen Days prior to Closing (if verification is not complete prior to Closing, the portions verified shall be paid at Closing with the balance to be paid after Closing once the verification is complete);

(b)	Decreased for any agreed reductions in value pursuant to Article 6.2; and

(c)	Increased or decreased, as the case may be, by any other amount mutually agreed to by the Parties in writing.

The Cash Purchase Price, as so adjusted, shall be the “Adjusted Cash Purchase Price.” The “Purchase Price” shall be the sum of the Adjusted Cash Purchase Price and the Additional Consideration.

ARTICLE 3. DEPTH PROVISIONS AND TITLE REVIEW

3.1.	Depth Provisions.

As noted in Exhibit “A”, the Acquired Properties are depth limited from the surface to the top of the Miocene formation. Future drilling on the Leases may enable the Parties to better define the depths under the respective Leases that are above the top of the Miocene formation. Seller has informed Buyer that if such drilling does result in a better resolution of such depths, that Seller and BP have agreed to revise the assignment from Seller to BP of operating rights interests below the top of the Miocene formation in the Leases to more accurately reflect and describe the top of such formation. Seller agrees that when and if such revision is executed, the assignment by Seller to Buyer of the Acquired Properties shall be similarly revised and corrected. The Parties acknowledge that the MMS does not recognize stratigraphic equivalent assignments as to depth and that, even if the assignments are conformed, the assignments to be approved by the MMS will have a specific depth listed which will not necessarily match the stratigraphic equivalent of the top of the Miocene formation. Notwithstanding, the Parties agree for themselves and their successors and assigns, that their respective rights will be determined by the stratigraphic equivalent of the top of the Miocene formation. For purposes of Closing, however, for the assignments to be filed with the MMS, the assignments shall reflect a depth of 27,000 feet for those of the Leases covering Garden Banks Blocks 738 and 782, and 20,000 feet for the remainder of the Leases.

3.2	Review of Title Records.

Prior to execution and delivery of this Agreement, Seller has made available for Buyer’s review, Records in Seller’s possession relating to title to the Acquired Properties. Buyer has informed Seller that it has undertaken a review of all such Records and is also conducting such independent examinations and investigations as it deems appropriate with respect to the Acquired Properties.

ARTICLE 4. CONDITION OF ACQUIRED PROPERTIES

4.1
Waiver.  If Closing occurs, except claims under Seller’s indemnity pursuant to Articles 7.2 and 7.3, Seller’s representations under Article 9 and Seller’s covenants under Article 11, Buyer shall be deemed to have waived for all purposes all objections associated with the environmental and physical condition of the Acquired Properties (including alleged Environmental Conditions).

ARTICLE 5. ACCOUNTING

5.1
Expenses and Capital Expenditures.  Except as expressly provided otherwise in this Agreement: (a) Seller is responsible for all cost, expense and liabilities attributable to the Acquired Properties during the period prior to the Effective Accounting Date; and (b) Buyer is responsible for all cost, expense and liabilities attributable to the Acquired Properties during the period on and after the Effective Accounting Date, subject to any non-consent elections under the Operating Agreement. Any amount payable as part of the Purchase Price shall be excluded from the coverage of this Article 5.1.

5.2
Taxes.  Seller is responsible for paying all taxes and assessments, including excise taxes, severance or other production taxes, ad valorem taxes and any other federal, state or local taxes or assessments attributable to ownership or operation of the Acquired Properties prior to the Effective Accounting Date; and all deductions, credits or refunds pertaining to the aforementioned taxes and assessments, no matter when received, belong to Seller.  Buyer is responsible for paying all taxes and assessments, including sales taxes, excise taxes, severance or other production taxes, ad valorem taxes and any other federal, state or local taxes and assessments attributable to ownership or operation of the Acquired Properties on and after the Effective Accounting Date (excluding Seller’s income, franchise, margin or similar taxes); and all deductions, credits and refunds pertaining to the aforementioned taxes and assessments, no matter when received, belong to Buyer.  Each Party is responsible for filing any tax returns and handling payment of any tax due under Law during the period when it holds title to the Acquired Properties.

5.3
Settlement Expenses.  Excluding amounts covered by the reimbursement contemplated in Article 2.2 and except as expressly provided otherwise in this Agreement: (a) Seller shall reimburse Buyer for any and all costs and expenses paid by Buyer attributable to operation of the Acquired Properties that are incurred prior to the Effective Accounting Date, and (b) Buyer shall reimburse Seller for any and all costs and expenses paid by Seller attributable to operation of the Acquired Properties that are incurred and paid on and after the Effective Accounting Date.  In such regard, the Parties agree that Seller, as operator under the Operating Agreement shall prepare and submit to Buyer at least fifteen days prior to Closing a joint interest billing for charges payable under the Operating Agreement for periods of time from the Effective Accounting Date through the end of the month then most recently passed (excluding charges covered by Article 2.2), together with reasonable detail to allow Buyer to verify the propriety of such charges. If Closing occurs, Buyer shall pay such billing at Closing, subject to Buyer’s rights to dispute and/or audit such charges under the terms of the Operating Agreement.

ARTICLE 6. LOSS, CASUALTY AND CONDEMNATION

6.1	Notice of Loss. Seller shall promptly notify Buyer of all instances of Casualty Loss that occur and become known to Seller between the Effective Accounting Date and Closing.

6.2.
Casualty Loss.  If, after the Effective Accounting Date but prior to Closing, a portion of the Acquired Properties is damaged or destroyed by a Casualty Loss, Seller shall promptly notify Buyer.  Seller and Buyer shall meet to attempt to agree on an adjustment to the Cash Purchase Price due to the Casualty Loss. If the Parties are unable to agree on resolution of a Casualty Loss, Closing shall be extended by fifteen (15) days provided if during such period either Party has timely requested binding arbitration in accordance with Article 15.1 to resolve the dispute on the Casualty Loss, Closing shall be extended until thirty days after judgment in such arbitration proceeding.  Any claim for a Casualty Loss not resolved or referred to arbitration within such fifteen (15) day period shall be deemed waived.  Seller shall retain any and all insurance proceeds and other payments associated with or attributable to the Casualty Loss.  Notwithstanding the foregoing, if the aggregate Casualty Losses (whether cost to repair or replace) exceed twenty-five percent (25%) of the Cash Purchase Price, either Party may, by notice to the other at least one Business Day prior to Closing, elect to terminate this Agreement under Article 14.1.4.

ARTICLE 7. ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES

7.1
Opportunity for Review.  Each Party represents that it has had an adequate opportunity to review all release, indemnity and defense provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and advice and acknowledges that the Purchase Price was negotiated and agreed upon after consideration thereof.  Based on the foregoing representation, the Parties agree to the provisions set forth below.

7.2
Seller’s Non-Environmental Indemnity Obligation.  Seller releases Buyer Group from and shall protect, defend, indemnify and hold Buyer Group harmless from and against all Non-Environmental Claims to the extent relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Acquired Properties or any part thereof prior to the Effective Accounting Date, including Non-Environmental Claims relating to: (a) injury or death of any person whomsoever; (b) damages to or loss of any property or resources; (c) breach of contract; (d) common law causes of action such as negligence, strict liability; nuisance or trespass, or (e) fault imposed by Law or otherwise.  These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Buyer Group, or any pre-existing defect. The indemnity obligations of Seller in this Article 7.2 shall survive Closing or termination of this Agreement without limit.

7.3
Seller’s Environmental Indemnity Obligation.  Seller releases Buyer Group from and, subject to the limitations set forth in this Agreement, shall protect, defend, indemnify and hold Buyer Group harmless from and against all Environmental Claims to the extent relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Acquired Properties or any part thereof prior to the Effective Accounting Date.  This indemnity and defense obligation applies regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Buyer Group, or any pre-existing defect.

7.4
Limitations on Seller’s Environmental Indemnities.  Notwithstanding anything in this Agreement to the contrary, Seller has no obligation under this Agreement or otherwise to protect, defend, indemnify, and hold Buyer Group harmless from and against Environmental Claims for which Buyer has not provided Seller with notice in accordance with Article 7.5 within one year after the Closing Date (after said one year period any new Environmental Claim shall be handled under the Operating Agreement as a joint account expense);

7.5
Notice of Claims.  If a Claim is asserted against a Party for which the other Party may have an obligation of indemnity and defense (whether under this Article 7 or any other provision of this Agreement), the Party seeking indemnification (“Indemnified Party”) shall give the Party from which the Indemnified Party seeks indemnification (“Indemnifying Party”) prompt written notice of the Claim, setting forth the particulars associated with the Claim (including a copy of the written Claim, if any) as then known by the Indemnified Party (“Claim Notice”).

7.6
Defense of Claims.  Within thirty (30) Days after the Indemnifying Party receives a Claim Notice, the Indemnifying Party shall notify the Indemnified Party whether or not the Indemnifying Party will assume responsibility for defense and payment of the Claim.  The Indemnified Party is authorized, prior to and during such thirty (30) day period, to file any motion, pleading or other answer that it deems necessary or appropriate to protect its interests, or those of the Indemnifying Party, and that is not prejudicial to the Indemnifying Party.  If the Indemnifying Party elects not to assume responsibility for defense and payment of the Claim, the Indemnified Party may defend against, or enter into any settlement with respect to, the Claim as it deems appropriate without relieving the Indemnifying Party of any indemnification obligations the Indemnifying Party may have with respect to such Claim.  The Indemnifying Party’s failure to respond in writing to a Claim Notice within the thirty (30) Day period shall be deemed an election by the Indemnifying Party not to assume responsibility for defense and payment of the Claim.  If the Indemnifying Party elects to assume responsibility for defense and payment of the Claim: (a) the Indemnifying Party shall defend the Indemnified Party against the Claim with counsel of the Indemnifying Party’s choice (reasonably acceptable to Indemnified Party which shall cooperate with the Indemnifying Party in all reasonable respects in such defense), (b) the Indemnifying Party shall pay any judgment entered or settlement with respect to such Claim, (c) the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim that: (i) does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect to the Claim; or (ii) contains terms that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity), and (d) the Indemnified Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim without the Indemnifying Party’s prior written consent.  In all instances the Indemnified Party may employ separate counsel and participate in defense of a Claim, but the Indemnified Party shall bear all fees and expenses of counsel employed by the Indemnified Party.

7.7
Waiver of Certain Damages.  Each Party irrevocably waives and agrees not to seek and agrees that no Party shall be entitled to indirect, consequential, punitive, statutory or exemplary damages of any kind in connection with any dispute arising out of or related to this Agreement or breach hereof. This waiver and limitation of damages shall apply to any awards that may result from arbitration pursuant to Article 15. For the avoidance of doubt, this Article7.7 does not diminish or otherwise affect the Parties’ rights and obligations to be indemnified against, and provide indemnity for, Claims under any indemnities in this Agreement.  This waiver and limitation of damages shall survive Closing or termination of this Agreement without limit.

ARTICLE 8. DISCLAIMERS

8.1
Disclaimers.  Except as otherwise expressly stated in this Agreement or its exhibits: (a) Seller shall assign and convey the Acquired Properties to Buyer “AS-IS, WHERE-IS”, and with all faults and defects in their present condition and state of repair, without recourse, even for the return of the Cash Purchase Price; and (b) Seller disclaims any and all representations and warranties with respect to the Acquired Properties, express, statutory, implied or otherwise, including any warranty as to (i) title; (ii) compliance with Laws; (iii) existence of any and all prospects or recompletion opportunities; (iv) geographic, geologic or geophysical characteristics; (v) existence, quality, quantity or recoverability of hydrocarbon substances; (vi) ability to produce, including production or decline rates; (vii) costs, expenses, revenues, receipts, prices, accounts receivable or accounts payable; (viii) contractual, economic or financial information and data; (ix) continued financial viability, including present or future value or anticipated income or profits; (x) environmental or physical condition (surface and subsurface), (xi) federal, state, or local income or other tax consequences; (xii) absence of patent or latent defects; (xii) safety; (xiii) state of repair; (xiv) merchantability; (xv) fitness for a particular purpose; and (xvi) conformity to models or samples of materials; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same.

8.2	Disclaimer of Statements and Information.

Seller expressly disclaims any and all liability and responsibility for and associated with the quality, accuracy, completeness or materiality of information, data and materials shown to or furnished (electronically, orally, in writing or any other medium and whether or not shown or furnished before or after execution of this Agreement) to Buyer Group associated with the Acquired Properties or the transaction contemplated by this Agreement; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same.

ARTICLE 9. SELLER’S REPRESENTATIONS AND WARRANTIES

9.1	Seller’s Representations and Warranties. Seller represents and warrants to Buyer that on the date of this Agreement and as of Closing (unless another time is set forth below):

9.1.1
Organization and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own and operate the Acquired Properties.  Seller is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the Acquired Properties are located and all jurisdictions adjacent to the offshore blocks covered by the Leases. Seller is qualified under Law to own the Acquired Properties and in particular, Seller is qualified pursuant to the rules and regulations of the MMS to own federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all governmental agencies with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Seller is required by such agencies to so qualify and maintain good standing.

9.1.2
Corporate Authority; Authorization of Agreement.  Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to perform all obligations of Seller in this Agreement.  This Agreement, when executed and delivered by Seller, constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

9.1.3	No Violations. Seller’s execution and delivery of this Agreement and consummation of the transaction contemplated by this Agreement will not:

(a)	conflict with or require consent of any person or entity under any terms, conditions or provisions of Seller’s certificate of incorporation or bylaws;

(b)
violate any provision of any agreement with any third party binding Seller with respect to the Acquired Properties, or require any consent or approval under any Law applicable to Seller (except for consents and approvals of governmental entities or authorities customarily obtained subsequent to transfer of title); or

(c)	result in creation or imposition of any lien or encumbrance on any of the Acquired Properties.

9.1.4
Title. All documents to be executed and delivered by Seller to Buyer, transferring title to the Acquired Properties, shall convey the Acquired Properties without warranty of title of any kind, express, implied or statutory, except for matters arising by, through or under Seller, but not otherwise; provided that Buyer shall have full substitution and subrogation in and to all covenants and warranties of Seller’s predecessors in title.

9.1.5
Litigation.  There is no litigation, action or proceeding by a Third Party pending against Seller or, to Seller’s knowledge, threatened against Seller that would have a material adverse effect on the value, ownership or operation of the Acquired Properties or that would prevent timely consummation of the transaction contemplated by this Agreement.

9.1.6	Bankruptcy. There are no bankruptcy or receivership proceedings pending against, being contemplated by or, to Seller’s knowledge, threatened against Seller.

9.1.7
Contracts.  Except as disclosed to Buyer on Schedule 9.1.7, (i) there are no contracts that are currently in force and effect that affect all or a part of the Acquired Properties, and no Person is in default under or in breach of any such contract, and (ii) prior contracts that may have related to the Acquired Properties, such as operating agreements and tax partnerships, that are not listed on such schedule, are no longer in force or effect.  Prior to Closing, Seller shall have the right to supplement Schedule 9.1.7 with contracts meeting the criteria of Article 11.7.

9.1.8
Compliance with Laws.  To the best of Seller’s knowledge after due diligence by Seller, Seller’s ownership and operation of the Acquired Properties has been in material compliance with all applicable Laws. Seller has received no notice from the MMS, or any Third Party, that Seller is not in full compliance with applicable Law with respect to the Leases.

9.1.9
Preferential Rights and Consents. There are no preferential rights to purchase, consents to assign or any other rights of Third Parties affecting or relating to the Acquired Properties or this transaction, other than governmental consents ordinarily obtained after Closing.

9.1.10	Lease Maintenance. The Leases have been properly maintained in force and effect to the present time.

9.1.11	Tax Partnerships. There are no tax partnerships in force and effect relating to the Properties.

  ARTICLE 10. BUYER’S REPRESENTATIONS AND WARRANTIES

10.1	Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that on the date of this Agreement and as of Closing:

10.1.1
 Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own the Acquired Properties.  Buyer is qualified under Law to own the Acquired Properties and in particular, Buyer is qualified pursuant to the rules and regulations of the MMS to own federal oil and gas leases in the Outer Continental Shelf, Gulf of Mexico, and is in good standing with, authorized by and qualified with all governmental agencies with jurisdiction or cognizance over operations on the Outer Continental Shelf, Gulf of Mexico, to the extent Buyer is required by such agencies to so qualify and maintain good standing. Buyer is duly licensed or qualified to do business and is in good standing in all jurisdictions adjacent to the offshore blocks covered by the Leases.

10.1.2
Corporate Authority; Authorization of Agreement.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transaction contemplated by this Agreement and to perform all obligations placed on Buyer in this Agreement.  This Agreement, when executed and delivered by Buyer, constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

10.1.3	No Violations. Buyer’s execution and delivery of this Agreement and consummation of the transaction contemplated by this Agreement will not:

(a)	conflict with or require consent of any person or entity under any terms, conditions or provisions of Buyer’s certificate of incorporation or bylaws; or

(b)
violate any provision of, or require any consent or approval under any Law applicable to Buyer (except for consents and approvals of governmental entities or authorities customarily obtained subsequent to transfer of title).

10.1.4
SEC Disclosure.  Buyer is acquiring the Acquired Properties for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.

10.1.5
Litigation.  There is no litigation, action or proceeding pending against Buyer or, to Buyer’s knowledge, threatened against Buyer that would prevent timely consummation of the transaction contemplated by this Agreement.

10.1.6
Independent Evaluation.  Without waiving Seller’s representations, warranties and indemnities, Buyer is sophisticated in evaluation, purchase, ownership and operation of oil and gas properties and related facilities similar to the Acquired Properties and in making its decision to enter into this Agreement and consummate the transaction contemplated herein, Buyer: (a) relied solely on its own independent investigation and evaluation of the Acquired Properties and the advice of its engineers, contractors, geological and geophysical advisors, lawyers and accountants and not on any comments, statements, reports, projections or other documents or materials provided by Seller or its agents, whether before or after execution of this Agreement; and (b) satisfied itself as to the environmental, physical and other condition of, and contractual arrangements affecting, the Acquired Properties.

10.1.7
Regulatory.  Buyer is now (or as of Closing) and hereafter (or thereafter) shall continue to be, qualified to own federal and state oil, gas and mineral leases in all jurisdictions (including the federal and state waters in the Gulf of Mexico) where the Acquired Properties are located, and the consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner.  To the extent required by any Laws, Buyer currently has (or as of Closing will have) and shall hereafter (or thereafter) continue to maintain, lease bonds, area-wide bonds, any other surety bonds or other financial security devices as may be required by, and in accordance with, all Laws governing the ownership of such leases and has filed any and all required reports necessary for ownership of such Acquired Properties.

10.1.8	Bankruptcy. There are no bankruptcy or receivership proceedings pending against, being contemplated by or, to Buyer’s knowledge, threatened against Buyer.

  ARTICLE 11. ADDITIONAL COVENANTS

11.1
Buyer’s Assumption of Obligations.  Buyer assumes, shall pay and shall timely perform and discharge all of Seller’s duties and obligations to the extent allocable to the Acquired Properties (including any and all contractual duties and obligations arising therefrom) relating to the period on and after the Closing Date (but this assumption shall not require Buyer to pay more with respect to the BP Acquisition Agreement than is set out in Article 2.2).  Without limiting the generality of the foregoing covenant, Buyer and Seller agree that the entirety of the Acquired Properties will be subject to the royalty relief settlement agreement dated effective March 1, 2007 between BP Exploration & Production, Inc. and the United States Department of Interior, through its agency, the MMS, a copy of which has been delivered to Buyer, but only insofar as such obligations apply to the Acquired Properties (in such regard, as between Buyer and Seller, it shall be deemed the Acquired Properties were a portion of the interests in the Leases assigned by BP Exploration & Production, Inc. to Seller in April, 2007).

11.2
Asbestos and NORM.  The Acquired Properties may currently or have in the past contained asbestos and NORM, and special procedures associated with assessment, remediation, removal, transportation or disposal of asbestos and NORM may be necessary. Should Closing occur, cost of NORM removal shall be a joint account charge under the Operating Agreement.

11.3
Plugging and Abandonment.  The Acquired Properties contain two wells and subsea facilities that have been temporarily abandoned (sometimes known as the Garden Banks 782 #1 and #2 wells). Except as noted below, Seller, its successors and assigns, shall remain solely responsible for plugging and abandonment of such two wells and shall indemnify Buyer therefrom. However, should Closing occur and either or both of such wells be re-entered for drilling or sidetracking operations solely within the Acquired Properties, plugging and abandonment of such well or wells so re-entered shall be handled as provided in the Operating Agreement.

11.4
Sales Tax.  The consideration paid for the Acquired Interests is inclusive of any Sales Tax or similar tax that may be owing and Seller shall timely remit any due to the proper authorities. Prior to Closing, Buyer and Seller shall allocate to any property subject to such tax the agreed portion of the Cash Purchase Price. Notwithstanding anything contained in this Agreement to the contrary (including Article 7), Seller releases Buyer Group from and shall fully protect, defend, indemnify and hold Buyer Group harmless from and against any and all Claims (no matter when asserted) relating to, arising out of, or connected with, directly or indirectly, Sales Tax (and any penalty or interest) resulting from or associated with Seller’s transfer of Acquired Properties to Buyer.  This indemnity and defense obligation applies regardless of cause or of any negligent acts or omissions (including fault, sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault, or any pre-existing defect.

11.5
Third Party Technology.  Third Party proprietary seismic and Third Party technology, including software, may be used in connection with ownership of the Acquired Properties. A listing of any such licenses is attached as Schedule 11.5. Notwithstanding anything in this Agreement to the contrary, Buyer is responsible for obtaining any necessary consents to Seller’s assignment of any licenses or other agreements or for Buyer to enter into new licenses or other agreements as may be needed to permit Buyer to continue to utilize any Third Party seismic or Third Party technology used on the Acquired Properties after the Closing Date.  Seller shall reasonably assist Buyer in contacting the relevant Third Parties, but Buyer shall be solely responsible for and shall bear all costs and transfer and other fees required to obtain licenses, assignments or new agreements.

11.6
BP Acquisition Agreement. Seller shall not amend or otherwise modify the terms and provisions of the BP Acquisition Agreement (before or after Closing) without the prior written approval of Buyer which consent shall not be unreasonably withheld, delayed or conditioned if the change will not affect Buyer.

11.7
Additional Contracts. Seller is in the process of negotiating contracts for the transportation of production produced from the Leases from the production handling facility described in the PHA to one or more locations onshore, and also may negotiate onshore processing arrangements. Before and subsequent to Closing, Seller shall regularly communicate with Buyer regarding the progress of such negotiations, including economic and other relevant terms under discussion. Unless otherwise directed by Buyer: (i) Seller’s discussions shall cover production produced from the Acquired Interests; (ii) Seller will give Buyer a reasonable opportunity to comment on contract language; (iii) if a contract is to be executed prior to Closing, Seller must first secure Buyer’s prior written consent to the terms thereof (such contract to the extent it will burden the Acquired Properties shall be added to Schedule 9.1.7). In a similar vein, Seller will keep Buyer informed of operations occurring (or anticipated to occur) prior to Closing and shall seek Buyer’s prior written approval before undertaking any operation for which an Authority for Expenditure would be required under the Operating Agreement.

11.8
ORRI. The conveyance to Buyer shall be made free and clear of all ORRI (with Seller’s remaining interest to bear all ORRI),  and Seller shall indemnify and hold harmless Buyer Group from any and all Claims and  losses that may be suffered by any of the Buyer Group arising from or related to such ORRI.

11.9
Exclusivity. Until the earlier of Closing or the date this Agreement is terminated, none of Seller, Seller’s Affiliates or any member of Seller’s Group shall, directly or indirectly (i) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making or submission of any proposal regarding the Leases; (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Leases or afford access to the properties, books or records related to the Leases to any entity that has made a transaction proposal related to the Leases; or (iii) accept any proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement, arrangement or understanding, constituting or related to the Leases. Seller shall immediately notify Buyer should any Third Party makes any proposal, solicits Seller or makes any inquiry with respect to the Properties or Leases, such notice to contain details regarding such Third Party approach to Seller.

11.10.	Notification of Breaches Until the Closing.

11.10.1
Buyer shall notify Seller promptly after Buyer obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

11.10.2
Seller shall notify Buyer promptly after Seller obtains actual knowledge that any representation or warranty of Buyer contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in a material respect. Seller shall notify Buyer promptly after Seller obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in a material respect.

11.10.3
If any of Buyer’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Buyer’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

ARTICLE 12. CONDITIONS PRECEDENT TO CLOSING

12.1
Conditions Precedent to Seller’s Obligation to Close.  Seller shall, subject to satisfaction or waiver of the conditions to Closing in Article 12.2, consummate the sale of the Acquired Properties on the Closing Date, provided the following conditions precedent have been satisfied or waived by Seller:

12.1.1	all representations and warranties of Buyer contained in this Agreement are true and correct in all material respects;

12.1.2	Buyer shall have complied in all material respects with all Buyer’s material obligations, covenants and conditions in this Agreement to be performed or complied with prior to Closing;

12.1.3
Buyer shall have provided Seller evidence satisfactory to Seller that Buyer is as of Closing in full compliance with all governmental requirements for ownership of the Acquired Properties (except consents by governmental entities or authorities customarily obtained subsequent to transfer of title); and

12.1.4	Buyer’s ultimate parent company, ITOCHU Corporation, shall have executed a guaranty substantially of the form of the Guaranty guaranteeing the performance by Buyer; and

12.1.5	Buyer shall have executed the Operating Agreement.

12.2
Conditions Precedent to Buyer’s Obligation to Close.  Buyer shall, subject to satisfaction or waiver of the conditions to Closing set forth in Article 12.1, consummate the purchase of the Acquired Properties contemplated by this Agreement on the Closing Date, provided the following conditions precedent have been satisfied or waived by Buyer:

12.2.1	all representations and warranties of Seller contained in this Agreement are true and correct in all material respects;

12.2.2	Seller shall have complied in all material respects with all Seller’s material obligations and conditions in this Agreement to be performed or complied with prior to Closing;

12.2.3	Buyer shall have found Seller’s title to the Properties to be Defensible Title;

12.2.4
Buyer is satisfied with its ability to transport gas from the production handling facility described in the PHA through the Magnolia Gathering Lateral Pipeline (which runs from such facility to an interconnect with Garden Banks 128);

12.2.5
Seller shall have provided an amendment or other evidence satisfactory to Buyer that Article 10.3.1 (b) of the PHA has been amended or modified to provide for the right to terminate for the failure to commence initial production thereunder shall not accrue until at a date no earlier than August 21, 2009;

12.2.6
The Magnolia Owners (as such term is defined in the PHA) shall have agreed in writing delivered to Buyer that Buyer is creditworthy and that the lien provisions of Article 13.2.1 (b) of the PHA will not be applicable to Buyer;

12.2.7	The production handling facility described in the PHA shall not have been materially damaged or lost;

12.2.8	Seller’s ultimate parent company, Callon Petroleum Company shall have executed a guaranty of substantially the form of the Guaranty guaranteeing the performance of Seller;

12.2.9	Seller shall have furnished to Buyer adequate recordable originals of releases of all existing liens, mortgages, encumbrances, and security interests burdening the Acquired Properties; and

12.2.10
Seller shall have executed the Operating Agreement and Buyer shall have received contractual assurances, in form and substance and from such parties satisfactory to Buyer, of the performance of  obligations under the Operating Agreement.

12.3
Conditions Precedent to Obligation of Each Party to Close.  The Parties shall, subject to satisfaction or waiver of the conditions to Closing set forth in Articles 12.1 and 12.2, consummate the sale and purchase of the Acquired Properties on the Closing Date, provided the following conditions precedent have been satisfied or waived by both Parties:

12.3.1	the Credit Agreement and any related note, security documents, certificates and opinions have been executed by all necessary parties:

12.3.2
no injunction, order or award restraining, enjoining or otherwise prohibiting consummation of or granting material damages associated with the transactions contemplated by this Agreement or sale of any one or more of the Acquired Properties has been issued by any court, governmental entity or arbitrator of competent jurisdiction, and no suits, actions or other proceedings are pending before any such court, governmental entity or arbitrator in which a third party seeks to restrain, enjoin or otherwise prohibit consummation of or obtain material damages associated with the transactions contemplated by this Agreement or sale of any one or more of the Acquired Properties; nor to the Parties’ knowledge are there any pending investigations by a governmental entity that would be likely to result in any a suit, action or other proceedings to restrain, enjoin or otherwise prohibit consummation of the transaction contemplated by this Agreement or sale of any one or more of the Acquired Properties; and

12.3.3.	all material consents and approvals (except for consents and approvals of governmental entities or authorities customarily obtained subsequent to transfer of title) have been obtained.

ARTICLE 13.  THE CLOSING

13.1
Closing.  No later than five (5) Business Days prior to the Closing Date, Seller shall provide Buyer, for Buyer’s approval, a statement setting forth the Adjusted Cash Purchase Price (“Closing Statement”) and other amounts to be paid by Buyer at Closing. Seller also shall provide Buyer wiring instructions designating the account(s) to which Buyer shall deliver the Adjusted Cash Purchase Price.  Closing shall be held on the Closing Date in Seller’s office at 200 North Canal Street, Natchez, Mississippi, 39120 or such other place as Seller and Buyer may agree.

13.2	Seller’s Obligations at Closing. At Closing, Seller shall deliver to Buyer, unless waived by Buyer, the following:

13.2.1
a document substantially in the form of the Assignment and Bill of Sale, Exhibit “D” conveying the Acquired Properties, executed by an officer of Seller and acknowledged, in four (4) multiple originals plus such additional originals as are necessary to allow recording in all appropriate jurisdictions, or such greater number as the Parties agree;

13.2.2	four (4) originals of MMS Form 151, Assignment of Operating Rights conveying the operating rights in the Acquired Properties, in substantially the form of Exhibit G attached hereto.

13.2.3	four (4) originals of the Certificate executed by an authorized officer of Seller;

13.2.4	four (4) originals of the Non-Foreign Certificate executed by an officer of Seller;

13.2.5	four (4) originals of a Secretary’s Certificate or Assistant Secretary’s Certificate certifying as to the due authorization of Seller’s signatory to the documents signed at Closing;

13.2.6	one original of the Guaranty executed by Callon Petroleum Company;

13.2.7
any other instruments and agreements (including ratification or joinder instruments required to transfer the Acquired Properties from Seller to Buyer) as are necessary or appropriate to comply with Seller’s obligations under this Agreement; including  (i) certificates from the Secretary or Assistant Secretary of Seller dated as of the Closing Date, certifying and attaching a true and correct copy of Seller’s board of director’s authorization of the execution of the Agreement and the transactions contemplated therein, and (ii) evidence that the Seller is at Closing in full compliance with all governmental requirements to own and operate the Acquired Properties.

13.3	Buyer’s Obligations at Closing. At Closing, Buyer shall deliver to Seller, unless waived by Seller, the following:

13.3.1
the Adjusted Cash Purchase Price, as set forth on the Closing Statement (but subject to Article 2.2 (a)), by wire transfer of immediately available funds to the account(s) designated by Seller in accordance with this Agreement;

13.3.2	the documents referred to in Articles 13.2.1 and 13.2.2, executed by an authorized officer of Buyer and acknowledged;

13.3.3	four (4) originals of the Certificate executed by an authorized officer of Buyer;

13.3.4	one original of the Guaranty executed by ITOCHU Corporation;

13.3.5
any other instruments and agreements (including ratification or joinder instruments required to transfer the Acquired Properties from Seller to Buyer) as necessary or appropriate to comply with Buyer’s obligations under this Agreement; including  (i) certificates from the Secretary or Assistant Secretary of Buyer dated as of the Closing Date, certifying and attaching a true and correct copy of Buyer’s board of director’s authorization of the  execution of the Agreement and the transactions contemplated therein, and (ii) evidence that the Buyer is at Closing in full compliance with all governmental requirements to purchase the Acquired Properties;

13.3.6
four (4) originals of such Designation of Operator forms as may be required by the MMS in order that Buyer may designate Seller as the operator of the  Acquired Properties, together with related forms such as certificates of financial responsibility, each executed by an authorized officer of Seller and Buyer.

ARTICLE 14. TERMINATION

14.1
Grounds for Termination.  This Agreement may be terminated (except for the individual provisions specifically referenced in Article 14.2 below) at any time prior to Closing (unless another date is stated below) as follows:

14.1.1	by the Parties’ mutual written agreement;

14.1.2
by either Party, if consummation of the transaction contemplated by this Agreement would violate any non-appealable final order, decree or judgment of any state or federal court or agency enjoining, restraining, prohibiting or awarding substantial damages in connection with (a) Seller’s proposed sale of Acquired Properties to Buyer, or (b) consummation of the transaction contemplated by this Agreement;

14.1.3
notwithstanding anything contained in this Agreement to the contrary but in all events subject to 14.3, by either Party, if Closing has not occurred on or before sixty days (60) after execution of this Agreement; or

14.1.4	by either Seller or Buyer pursuant to Article 6.2.

14.2
Effect of Termination.  If this Agreement is terminated in accordance with Article 14.1, such termination is without liability to either Party, except performance of obligations in this Article 14.2 and Articles 14.3, 14.4, 15.1, 16.1, 16.3, 16.10, 16.11, 16.12, 16.13, 16.14, 16.15 and 16.16 (all of which provisions survive termination of this Agreement) and any other provision in this Agreement that expressly or by implication will survive termination.

14.3
Dispute over Right to Terminate.  If there is a dispute between the Parties over the right of a Party to terminate this Agreement, Closing shall not occur on the Closing Date, and the Party that disputes the right of the other Party to terminate is entitled, within ten (10) Business Days after the planned Closing Date, to initiate arbitration to resolve the dispute.  If the Party that disputes the other Party’s right to terminate this Agreement does not initiate arbitration within the ten (10) Business Day period, this Agreement shall be deemed properly terminated as of the original date of termination and the Party that disputes or exercises its right to dispute termination of this Agreement, on behalf of itself, its Affiliates, and the officers, directors, agents, employees, successors and assigns of itself and its Affiliates, irrevocably waives any and all claims it and they may have against the terminating Party for  termination of this Agreement.

14.4
Confidentiality.  Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary, the terms of the Confidentiality Agreement remain in full force and effect, provided that if and when Closing occurs and effective on the Closing Date, the Confidentiality Agreement shall terminate to the extent (and only to the extent) it applies to the Acquired Properties.

ARTICLE 15. ARBITRATION

15.1
Arbitration.  Arbitrable Disputes must be resolved through use of binding arbitration using three (3) arbitrators, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”), as supplemented to the extent necessary to determine any procedural appeal questions by the Federal Arbitration Act (Title 9 of the United States Code).  If there is any inconsistency between this Article and the Commercial Arbitration Rules or the Federal Arbitration Act, this Article shall control.  Arbitration must be initiated within the applicable time limits set forth in this Agreement and not thereafter or if no time limit is given, within the time period allowed by the applicable statute of limitations.  Prior to initiating arbitration, the Parties agree to make a good faith effort to resolve any Arbitrable Dispute by referring the Arbitrable Dispute to the senior management of each Party for personal, high-level consultation. If the Arbitrable Dispute is not resolved within thirty (30) Business Days after notice by one Party to the other Party of the initiation of such consultation, then either Party may commence a proceeding for arbitration as provided in this Article. Arbitration, if initiated, must be initiated by a Party (“Claimant”) serving written notice on the other Party (“Respondent”) that the Claimant elects to refer the Arbitrable Dispute to binding arbitration.  Claimant’s notice initiating arbitration must identify the arbitrator Claimant has appointed.  The Respondent shall respond to Claimant within thirty (30) Days after receipt of Claimant’s notice, identifying the arbitrator Respondent has appointed.  If the Respondent does not name an arbitrator within the thirty (30) Day period, the Houston office of the AAA will name the arbitrator for Respondent’s account.  The two (2) arbitrators so chosen shall select a third arbitrator within thirty (30) Days after the second arbitrator has been appointed.  If the Party-appointed arbitrators cannot reach agreement upon the third arbitrator within the thirty (30) Day period, the Houston office of the AAA shall appoint an independent arbitrator.  The Parties each shall pay one-half of the compensation and expenses of the arbitrators.  All arbitrators must (a) be neutral persons who have never been officers, directors, employees, or consultants or had other business or personal relationships with the Parties or any of their Affiliates, officers, directors or employees, and (b) have not less than seven (7) years experience in the U.S. oil and gas industry. Discovery shall be in accordance with the rules of the AAA.  The hearing will be conducted in Houston, Texas, and commence within thirty (30) Days after the selection of the third arbitrator.  The Parties and the arbitrators should proceed diligently and in good faith so that the award can be made as promptly as possible.  Except as provided in the Federal Arbitration Act, the decision of the arbitrators shall be binding on and non-appealable by the Parties.  The arbitrators shall have no right or authority to grant or award indirect, consequential, punitive or exemplary damages of any kind. This limitation of damages shall survive termination of this Agreement or Closing without limit.

ARTICLE 16. MISCELLANEOUS

16.1
Notices.  All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by (a) certified or registered U.S. mail, return receipt requested, with all postage and other charges fully prepaid, (b) hand or courier delivery, or (c) facsimile transmission.  Date of service by mail and delivery is the date on which such notice is received by the addressee and by facsimile is the date sent (as evidenced by fax machine generated confirmation of transmission); provided, however, if such date received is not a Business Day, then date of receipt will be on the next date that is a Business Day.  Each Party may change its address by notifying the other Party in writing of such address change, and the change will be effective thirty (30) Days after such notification is received by the other Party.

To Seller:

Callon Petroleum Operating Company
200 North Canal Street
Natchez, Mississippi 39120
Phone:              (601) 446-1458
Facsimile:         (601) 446-1434
Attn: Dee A. Newman, Land Manager

To Buyer:

CIECO Energy (US) Limited
5555 San Felipe, Suite 620
Houston, Texas 77056
Phone:              (713) 547-5600
Facsimile:         (713) 547-5656
Attn: Hisamichi Imamura, Vice President

16.2
Costs and Post-Closing Consents.  Notwithstanding other provisions of this Agreement, Buyer shall be responsible for recording and filing documents associated with assignment of the Acquired Properties to it and for all costs and fees associated therewith, including filing the assignments with appropriate federal, state and local authorities as required by Law and in all adjoining counties or parishes adjacent to the Acquired Properties.  As soon as practicable after recording or filing, Buyer shall furnish Seller all recording data and evidence of all required filings.  Buyer, with Seller’s cooperation, shall be responsible for obtaining all consents and approvals of governmental entities or authorities customarily obtained subsequent to transfer of title and all costs and fees associated therewith.  Except as expressly provided otherwise in this Agreement, all fees, costs and expenses incurred by the Parties in negotiating this Agreement and in consummating the transaction contemplated by this Agreement shall be paid in full by the Party that incurred such fees, costs and expenses.

16.3
Brokers, Agents and Finders.  Seller has not retained any brokers, agents or finders in this matter for which Buyer shall have any liability.  Seller releases Buyer from and shall fully protect, indemnify and defend Buyer and hold it harmless from and against any and all claims relating to, arising out of, or connected with, directly or indirectly, commissions, finders’ fees or other remuneration due to any agent, broker or finder claiming by, through or under Seller.  Buyer represents to Seller that it has not retained any agent or broker for Buyer associated with the proposed transaction for which Seller shall have any liability, and no undisclosed Person has a right to act on Buyer’s behalf with regard to the proposed transaction.  Buyer releases Seller from and shall fully protect, indemnify and defend Seller and hold it harmless from and against any and all claims relating to, arising out of, or connected with, directly or indirectly, commissions, finders’ fees or other remuneration due to any agent, broker or finder claiming by, through or under Buyer.

16.4
Records.  From and after execution of this Agreement, Seller shall grant Buyer reasonable access to the Records.  Within: (i) sixty (60) Days after Closing with respect to Records that Seller keeps at its office location: and (ii) ninety (90) Days after the Closing Date with respect to Records that Seller keeps in offsite storage Seller shall furnish Buyer copies of all Records.

16.5
Further Assurances.  After Closing and on an on-going basis: (a) Buyer shall execute and deliver or use reasonable efforts to cause to be executed and delivered any other instruments of conveyance and take any other actions as Seller reasonably requests to more effectively put Seller in possession of any property that was not intended by the Parties to have been conveyed or was conveyed in error; and (b) Seller shall execute and deliver or use reasonable efforts to cause to be executed and delivered any other instruments of conveyance and take any other actions as Buyer reasonably requests to more effectively put Buyer in possession of the Acquired Properties conveyed or to have been conveyed in accordance with the terms of this Agreement.  In particular, Seller and Buyer agree to execute and deliver such instruments and take such other actions as may be necessary and advisable to: (i) make all filings, registrations, and recordings which must be made with respect to the Acquired Properties in the records of the MMS in order that the records maintained by the MMS shall accurately reflect the transfer of the Acquired Properties from Seller to Buyer; and (ii) obtain prompt and unconditional MMS approvals of transfer of the Acquired Properties.  To the extent the MMS requires, Buyer agrees to promptly take any and all action necessary to post with the MMS any supplemental bonds and provide any and all documentation that the MMS requires, to evidence Buyer’s financial responsibility under applicable federal regulations and MMS policies.

16.6
Survival of Certain Obligations. Except as noted below, representations and warranties in Articles 9 and 10 of this Agreement terminate two (2) years after the Closing Date; and thereafter no action can be commenced either in court or disputes brought to arbitration based on breach of those representations and warranties, without prejudice to the right to recovery in connection with actions or disputes commenced in the appropriate forum prior to the end of the two (2) year period. The warranty of title given in the Assignment and Bill of Sale shall survive without limit. Except as expressly provided otherwise in this Agreement, agreements, covenants, waivers, disclaimers, releases and obligations of indemnity and defense contained in this Agreement survive the Closing indefinitely.

16.7
Amendments and Severability.  No amendments, waivers or other modifications of terms of this Agreement shall be effective or binding on the Parties unless they are written and signed by both Parties.  Invalidity of any provisions in this Agreement shall not affect the validity of this Agreement as a whole, and in case of such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.

16.8
Successors and Assigns.  Except as provided otherwise in this Agreement, this Agreement may not be assigned, either in whole or in part, without the express prior written consent of the non-assigning Party, which consent shall not be unreasonably withheld, delayed or conditioned, except that (i) Buyer, after notice to Seller, may assign all or any part of its rights and obligations hereunder to any one or more of Buyer’s current or future Affiliates without Seller’s consent; (ii) Seller, after notice to Buyer, may assign the Properties and this Agreement to an Affiliate of Seller without Buyer’s consent provided (x) the assignment and any related transfer agreement or documentation contains a warranty of title by, through and under Seller and otherwise is in form and substance satisfactory to Buyer, (y) the assigning party shall remain liable for all representations, warranties and performance of all obligations of Seller hereunder through the Closing and (z) the assigning party shall indemnify, defend and hold Buyer, its successors and assigns, from and against any damage, loss, cost or expense, including without limitation, attorney’s fees, Buyer may incur or suffer arising or resulting, directly or indirectly, from any failure or refusal, regardless of reason, of the MMS to approve the initial or any subsequent assignment to Seller’s Affiliate and (iii) notwithstanding the foregoing, for any such assignment to be effective, (a) the assignee must be qualified to own federal leases at the time of assignment and if the assignor is Seller, the assignee must also be qualified to operate federal offshore leases, and (b) the Guaranty to be given at Closing to secure the assigning party’s performance must remain in full force and effect and shall apply to the performance of the assignee as fully as it would have applied to the assigning party if no assignment had been made. The terms, covenants and conditions contained in this Agreement are binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

16.9	Headings. Titles and headings in this Agreement have been included solely for ease of reference and shall not be considered in interpretation or construction of this Agreement.

16.10
Governing Law.  This Agreement (including administration of binding arbitration pursuant to Article 15) is governed by the Laws of the State of Texas, excluding any choice of law rules that would direct application of Laws of another jurisdiction.  Any action permitted by this Agreement to be commenced in court shall be brought and maintained exclusively in federal or state court located in Harris County, Texas, and each Party hereby waives any objection it may have thereto.

16.11
No Partnership Created.  It is not the purpose or intention of this Agreement to create (and it shall not be construed as creating) a joint venture, partnership or any type of association, and neither Party is authorized to act as an agent or principal for the other Party with respect to any matter related hereto.

16.12
Public Announcements.  Seller (on behalf of Seller Group) and Buyer (on behalf of Buyer Group) agree not to issue any public statement or press release concerning this Agreement or the transaction contemplated by it (including price or other terms) without prior consent of the other Party, except, and only to the extent, as may be required to comply with the requirements of applicable law and then only after consultation with the other Party.

16.13
No Third Party Beneficiaries.  Nothing contained in this Agreement entitles anyone other than Seller or Buyer or their authorized successors and assigns to any claim, cause of action, remedy or right of any kind whatsoever, except with respect to waivers and indemnities that expressly provide for waivers or indemnification of Buyer Group or Seller Group, in which case members of such groups are considered third party beneficiaries for the sole purposes of those waiver and indemnity provisions.

16.14
Waiver of Consumer Rights.  As partial consideration for the Parties entering into this Agreement, each Party can and does hereby waive the provisions of the Texas Deceptive Trade Practices Consumer Protection Act, Article 17.41 et seq., Texas Business and Commerce Code, a law that gives consumers special rights and protection, and all other consumer protection Laws of the State of Texas, or of any other state that may be applicable to this transaction, that may be waived by such Party.  It is not the intent of either Party to waive and neither Party does waive any Law or provision thereof that is prohibited by Law from being waived.  Each Party represents that it has had an adequate opportunity to review the preceding waiver provision, including the opportunity to submit the same to legal counsel for review and advice and after consultation with an attorney of its own selection voluntarily consents to this waiver, and understands the rights being waived herein.

16.15
Redhibition Waiver.  If any of the Acquired Properties are located in Louisiana and/or are subject to Louisiana Law, Buyer expressly waives the warranty or fitness for intended purposes or guarantee against hidden or latent redhibitory vices under Louisiana Law, including Louisiana Civil Code Article 2520 (1870) through 2548 (1870); waives all rights in redhibition pursuant to Louisiana Civil Code Article 2420, et seq., including the warranty imposed by Civil Code Article 2475 (1870); acknowledges that this express waiver shall be a material and integral part of this sale and the consideration thereof; and acknowledges that this waiver has been brought to the attention of Buyer and explained in details and that Buyer has voluntarily and knowingly consented   generally and specifically to this waiver of warranty of fitness and/or warranty against redhibitory vices and defects for the Acquired Properties.  All instruments of conveyance (except Assignments of Operating Rights) to be delivered by Seller at Closing shall expressly set forth the disclaimers of representations and warranties contained in this paragraph.

16.16
UTPCPL Waiver.  TO THE EXTENT APPLICABLE TO THE ACQUIRED PROPERTIES OR ANY PORTION THEREOF, BUYER HEREBY WAIVES THE PROVISIONS OF THE LOUISIANA UNFAIR TRADE PRACTICES AND CONSUMER PROTECTION LAW (LA. R.S. 51:1402, ET SEQ.).  BUYER WARRANTS AND REPRESENTS THAT IT: (i) IS EXPERIENCED AND KNOWLEDGEABLE WITH RESPECT TO THE OIL AND GAS INDUSTRY GENERALLY AND WITH TRANSACTIONS OF THIS TYPE SPECIFICALLY; (ii) POSSESSES AMPLE KNOWLEDGE, EXPERIENCE AND EXPERTISE TO EVALUATE INDEPENDENTLY THE MERITS AND RISKS OF THE TRANSACTIONS HEREIN CONTEMPLATED; AND (iii) IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION.

16.17
Not to be Construed Against Drafter.  Each Party has had an adequate opportunity to review each and every provision of this Agreement and to submit the same to legal counsel for review and advice.  Based on the foregoing, the rule of construction, if any, that a contract be construed against the drafter shall not apply to interpretation or construction of this Agreement.

16.18
Indemnities and Conspicuousness of Provisions.  The release, defense, indemnification and hold harmless provisions provided for in this Agreement shall be applicable whether or not the claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation) in question arose solely or in part from the active, passive or concurrent negligence, strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of any Indemnified Party, or from any pre-existing defect.  The Parties agree that provisions of this Agreement in “bold” type satisfy any requirement of the “express negligence rule” and other requirement at law or in equity that provisions be conspicuously marked or highlighted.

16.19
Recordation.  The Assignment and Bill of Sale in the form attached as Exhibit “D” is intended to convey all of the Acquired Properties being conveyed pursuant to this Agreement. Certain properties or specific portions of the Acquired Properties that are leased from, or require the approval to transfer by, a governmental entity are conveyed under the Assignment and Bill of Sale and also are described and covered by separate assignments made by Seller to Buyer on officially approved forms, or forms acceptable to such entity, in sufficient multiple originals to satisfy applicable statutory and regulatory requirements. THE INTERESTS CONVEYED BY SUCH SEPARATE ASSIGNMENTS ARE THE SAME, AND NOT IN ADDITION TO, THE INTERESTS CONVEYED IN THE ASSIGNMENT AND BILL OF SALE.  Further, such assignments shall be deemed to contain the special limited title warranty of Seller as set out in the Parish form of assignment.

16.20	Execution in Counterparts. This Agreement may be executed in counterparts, that when taken together constitute one valid and binding agreement.

16.21
Entire Agreement.  This Agreement and the Confidentiality Agreement supersede all prior and contemporaneous negotiations, understandings, letters of intent, understandings and agreements (whether oral or written) between the Parties or their Affiliates relating to the terms of purchase and sale of the Acquired Properties, including that certain Callon/CIECO Preliminary Term Sheet executed by Callon Petroleum Company and Buyer as of January 4, 2008, and constitute the entire understanding and agreement between the Parties with respect to the sale, assignment and conveyance of the Acquired Properties and other transactions contemplated by this Agreement.

16.22
Strategic Relationship.  If Closing occurs, for a period of one year after the Closing Date Seller and its Affiliates shall offer Buyer and its Affiliates, on a ground floor basis, the opportunity, but not the obligation, to participate up to a 50% non-operated interest (calculated on the ownership interest of Seller and its Affiliates) in each property acquisition and/or lease acquired at lease sales by Seller or its Affiliates (“Opportunity”) covering property in the Gulf of Mexico. The terms by which Buyer shall participate in any Opportunity presented by Seller shall be defined by a mutually acceptable definitive agreement to include terms as are usual and customary in the industry. Seller and Buyer hereto agree to negotiate in good faith in order to finalize the agreement in an expeditious manner.

The Parties have caused this Agreement to be executed by their duly authorized representatives on the day and year first set forth above.

SELLER: CALLON PETROLEUM OPERATING COMPANY

By:	s/s Fred L. Callon
Name: Fred L. Callon
Title: Chairman, President & Chief Executive Officer

BUYER: CIECO ENERGY (US) LIMITED

By:	s/s Hisamichi Imamura

Name: Hisamichi Imamura
Title: Vice President